SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. )(1)



                          SYCAMORE NETWORKS, INC.
          -------------------------------------------------------
                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
          -------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                871206 10 8
          -------------------------------------------------------
                               (CUSIP NUMBER)


                              OCTOBER 22, 1999
          -------------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

|_|  RULE 13d-1(b)

|_|  RULE 13d-1(c)

|X|  RULE 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 871206 10 8           13G
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Jaishree Deshpande
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |_|
                                                                    (b)  |_|
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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                                  5     SOLE VOTING POWER
       NUMBER OF                        18,000,000
         SHARES                   -------------------------------------------
      BENEFICIALLY                6     SHARED VOTING POWER
        OWNED BY                        3,937,500 shares*
          EACH                    -------------------------------------------
       REPORTING                  7     SOLE DISPOSITIVE POWER
         PERSON                         18,000,000
          WITH                    -------------------------------------------
                                  8     SHARED DISPOSITIVE POWER
                                        3,937,500 shares*
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,312,500 shares*
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                 |_|
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.3%
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12       TYPE OF REPORTING PERSON
         IN
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* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G.



ITEM 1(a).  NAME OF ISSUER:

            Sycamore Networks, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            10 Elizabeth Drive
            Chelmsford, MA  01824

ITEM 2(a).  NAMES OF PERSONS FILING:

         Jaishree Deshpande ("Mrs. Deshpande"), solely in her capacities as a trustee of The Gururaj Deshpande Grantor Retained Annuity Trust (the "Annuity Trust") and a trustee of The Deshpande Irrevocable Trust (the "Irrevocable Trust")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            10 Elizabeth Drive
            Chelmsford, MA  01824

ITEM 2(c).  CITIZENSHIP:

            Mrs. Deshpande is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            871206 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            (a) AMOUNT BENEFICIALLY OWNED:

         Mrs. Deshpande is a trustee of the Annuity Trust, which holds 18,000,000 shares of Common Stock that may be deemed to be beneficially owned by Mrs. Deshpande as a trustee of the Annuity Trust. Mrs. Deshpande is also a trustee of the Irrevocable Trust, which holds 3,937,500 shares of Common Stock that may be deemed to be beneficially owned by Mrs. Deshpande as a trustee of the Irrevocable Trust. The filing of this Schedule 13G by Mrs. Deshpande shall not be construed as an admission that Mrs. Deshpande is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any or all of the shares owned by the Annuity Trust or the Irrevocable Trust. Mrs. Deshpande expressly disclaims beneficial ownership of any Common Stock beneficially owned by the other trustee(s) of the Annuity Trust or the Irrevocable Trust.

            (b) PERCENT OF CLASS:

         The shares of Common Stock beneficially owned in the aggregate by Mrs. Deshpande represent 9.3% of such class.

            (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

         As trustee of the Annuity Trust, Mrs. Deshpande has the sole power to vote or direct the vote of 18,000,000 shares of Common Stock.

                (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

         Mrs. Deshpande shares power to vote or to direct the vote of 3,937,500 shares of Common Stock held by the Irrevocable Trust with the other trustee(s) of the Irrevocable Trust.

                (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         As trustee of the Annuity Trust, Mrs. Deshpande has the sole power to dispose or direct the disposition of 18,000,000 shares of Common Stock.

                (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         Mrs. Deshpande shares power to dispose or to direct the disposition of 3,937,500 shares of Common Stock held by the Irrevocable Trust (such power being shared with the other trustee(s) of the Irrevocable Trust).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION.

            Not applicable.




                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2000


                            /s/  Jaishree Deshpande
                            --------------------------------------------
                            Jaishree Deshpande, as trustee of The
                                     Gururaj Deshpande Grantor
                                     Retained Annuity Trust and
                                     The Deshpande Irrevocable Trust